

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2023

Michael Carlet
Chief Financial Officer
Snap One Holdings Corp.
1800 Continental Boulevard, Suite 200
Charlotte, NC 28273

> **Re: Snap One Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 30, 2022**
> **Filed March 15, 2023**
> **File No. 001-40683**

Dear Michael Carlet:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing